Exhibit 99.3

NEWS RELEASE

January 11, 2007
Shares Issued and Outstanding: 55,575,715
TSX: MPV
AMEX: MDM

Mountain Province Diamonds Announces Results of 2006 Drill Campaign at Gahcho Kué Project

Results in line with expectations

Toronto and New York, January 11, 2007 - Mountain Province Diamonds Inc (TSX: MPV, AMEX: MDM) (the “Company”) today announced the results of the 2006 core drilling program conducted at the Gahcho Kué diamond project in Canada’s Northwest Territories. The primary purpose of the drill program, which was managed by project operator De Beers Canada Inc (“De Beers”), was to further delineate the kimberlite bodies of the 5034 North Lobe and Tuzo pipe and to carry out geotechnical drilling for pit design.

Twenty-five of the originally planned 31 core holes were completed as part of the winter drill program. As announced on July 26, 2006, a summer drill program was conducted to complete four of the outstanding core holes from the winter program. These additional holes were completed in August 2006. Based on the encouraging results the program was extended to include two additional holes at the Tuzo kimberlite pipe; bringing the total number of core holes completed this year to 31. The results of this program are contained in Table 1 below.

Table 1

2006 Core Drilling Data

HOLE	PIPE	INCLINATION (degrees)	HOLE DIAMETER	PURPOSE	FINAL HOLE DEPTH (m)	KIMBERLITE DRILLED (m)	KIMBERLITE WEIGHT (kg)	MACRO DIAMOND STONE COUNT (>500 microns)	MICRO DIAMOND STONE COUNT (>75 microns <500 microns)
MPV-04-234C	5034 NL	-60	HQ	Hydro-geology	359	103.55	89	53	728
MPV-05-239C	5034 NL	-80	HQ	Hydro-geology	402	162.75	121	62	1074
MPV-05-241C	5034 NL	-90	HQ	PILOT	411	266	192	87	879

MPV-05-242C	5034 NL	-80	HQ/NQ	PILOT	303	237	192	62	1074
MPV-06-243C	5034 NL	-80	HQ	PILOT	378	273	224	99	902
MPV-06-244C	5034 NL	-75	HQ	PILOT	333	257	200	80	378
MPV-06-245C	5034 NL	-80	HQ	PILOT	357	285	192	101	1140
MPV-06-254C	5034	-65	HQ	GEOTECHNICAL	180	37.28	Not processed	n/a	n/a
MPV-06-255C	5034	-60	HQ	GEOTECHNICAL	221	17.79	Not processed	n/a	n/a
MPV-06-256C	5034	-55	HQ	DELINEATION	258	28.39	Not processed	n/a	n/a
MPV-06-258C	5034 NL	-90	HQ	DELINEATION	385	306.41	253	124	1321
MPV-06-260C	5034 NL	-60	HQ	GEOTECHNICAL	369	37.39	40	19	213
MPV-06-261C	5034 NL	-60	HQ	GEOTECHNICAL	387	64.72	57	21	276
MPV-06-267C	COUNTRY ROCK	-90	HQ	CIVIL ENGINEERING	27	No kimberlite	0	0	0
MPV-06-269C	5034 NL	-65	HQ	GEOTECHNICAL	380	No kimberlite	0	0	0
MPV-06-275C	5034 NL	-65	HQ	DELINEATION	233	50.07	49	17	258
MPV-06-264C	HEARNE	-60	HQ	GEOTECHNICAL	250	No Kimberlite	0	0	0
MPV-06-246C	TUZO	-60	HQ	DELINEATION	204	54	Not processed	n/a	n/a
MPV-06-247C	TUZO	-90	HQ	PILOT	408	386	49	14	137
MPV-06-248C	TUZO	-90	HQ	PILOT	295	272	Not processed	n/a	n/a
MPV-06-249C	TUZO	-65	HQ/HQ3	GEOTECHNICAL	402	124	Not processed	n/a	n/a
MPV-06-250C	TUZO	-60	HQ	DELINEATION	259	80	Not processed	n/a	n/a
MPV-06-252C	TUZO	-60	HQ	DELINEATION	169	39	23	12	44
MPV-06-263C	TUZO	-80	HQ	GEOTECHNICAL	411	125.40	Not processed	n/a	n/a
MPV-06-266C	TUZO	-60	HQ	DELINEATION	75	26	Not processed	n/a	n/a
MPV-06-268C	TUZO	-55	HQ	DELINEATION	90	0	0	0	0
MPV-06-270C	TUZO	-70	HQ	GEOTECHNICAL	426	174 - 51.7 raft	Not processed	n/a	n/a
MPV-06-271C	TUZO	-60	HQ	DELINEATION	66	8.70	Not processed	n/a	n/a
MPV-06-272C	TUZO	-65	HQ	GEOTECHNICAL	395	165.15 -80.2 raft	Not processed	n/a	n/a
MPV-06-273C	TUZO	-55	HQ	DELINEATION	230	No Kimberlite	0	0	0

MPV-06-274C	TUZO	-60	HQ	DELINEATION	212	79.25	Not processed	n/a	n/a
MPV-06-276C	TUZO	-70	HQ/NQ	DELINEATION	571	0.69	Not processed	n/a	n/a
MPV-06-277C	TUZO	-70	HQ/NQ	DELINEATION	540	12.7	Not processed	n/a	n/a

PURPOSE DEFINITION

Pilot:	Core Hole Precursor for Placement of Evaluation Hole
Delineation:	Pipe Contact Pierce Point
Geotechnical:	Geotechnical Data Acquisition to Facilitate Mine Design
Civil Engineering:	Geotechnical Data Acquisition to Facilitate Mine Infrastructure Design

Core from two previously drilled 5034 North Lobe holes (MPV-04-234C and MPV -05-239C) was also processed for micro-diamonds and the results are included above.

Furthermore:

1. 5034 drill hole 254C was a geotechnical hole drilled between the 5034 South Pipe and the Wallace kimberlite anomaly, which lies to the south-west of the 5034 South Pipe on the track to the Hearne kimberlite pipe. This hole was sunk to establish the presence of kimberlite and investigate ground conditions. Kimberlite was recovered between depths of 95.37 meters and 132.65 meters, indicating the possible continuity of the kimberlite between the 5034 South Lobe and the Wallace kimberlite anomaly.  The hole sits outside the current design of the 5034 mining pit.

2. 5034 drill hole 255C was a geotechnical hole drilled to determine the ground conditions between the 5034 South Lobe and the 5034 West Lobe, and their possible connection.  Kimberlite was recovered between depths of 96.36 meters and 114.5 meters, indicating the possible continuity of the kimberlite between the South and West lobes. This hole also sits outside of the current design of the 5034 mining pit.

3. 5034 drill hole 256C was a delineation hole sunk to obtain a pierce point on both faces of 5034 West Lobe where there is insufficient pierce point data.

[Note: Please refer to the Mountain Province website (www.mountainprovince.com) for a Gahcho Kué kimberlite cluster location map.]

With respect to Tuzo, two of the drill holes (MPV-06-247C and MPV-06-252C) encountered what appears to be a new kimberlite phase called the Black TKB. To gain a better understanding  of the Black TKB the core from those two holes was processed for micro-diamonds.

As announced on December 19, 2006, the Joint Venture is undertaking an extensive core drilling program at the Tuzo kimberlite this winter and drilling at the Tuzo kimberlite is scheduled to commence within days. This program, which comprises 26 drill holes over 8,400 meters broadly covering a 35 meter grid pattern, is designed to more fully define the volume, geology, dilution, density and grade of the Tuzo pipe and also to upgrade the Tuzo resource. As the 2006 Tuzo drill holes do not conform to the 35 meter grid pattern of the 2007 program, micro-diamond processing of the remaining 2006 Tuzo drill core samples has been deferred pending completion of the 2007 drill program.

Commenting, Mountain Province President and CEO Patrick Evans said: “We are satisfied with the results of the 2006 core drilling campaign, which has delivered results in line with our expectations. The intersection of newly discovered kimberlite between the 5034 South and West lobes and also between the 5034 South Lobe and Wallace anomaly is encouraging. The current 2007 core drilling program, which is very extensive, should give the Joint Venture sufficient data to complete a new geological model for the Tuzo kimberlite and to upgrade the Tuzo resource.”

De Beers retained Mineral Services, Vancouver as the consulting petrologist for the 2006 drill program. Micro-diamond processing was conducted at the Saskatchewan Research Council Geoanalytical Laboratory (SRC).

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Located in Canada’s Northwest Territories, Gahcho Kué is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kué is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Kué diamond mine is expected to produce approximately 3 million carats a year over 15 years.

Mountain Province Diamonds is a joint venture partner with De Beers Canada Inc and Camphor Ventures. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent. Mountain Province recently announced that it has acquired 33.5 percent of Camphor Ventures, increasing the Company’s effective interest in the Joint Venture to approximately 46 percent. De Beers is the operator of the project and solely responsible for funding the project through to commercial production. By completing a bankable feasibility study De Beers has the right to increase its interest to 55 percent. Following construction and commissioning of a commercial mine, De Beers will have the right to increase its interest to 60 percent.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.
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FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-361-3562